EXHIBIT 14.1

CODE OF CONDUCT
FOR
OFFICERS AND EMPLOYEES

The Directors and Management of Mid-America Apartment Communities, Inc. (“MAA” or the “Company”), consider its greatest asset to be its people who represent and set the standards for the integrity, respect, and reputation of the Company. Officers and Employees are expected to maintain their personal and professional lives in an exemplary manner so as to reflect positively on the reputation of the Company.  The following Code of Conduct is intended to provide guidance for the exercise of personal judgment in the performance of your duties.

The purpose of the Code of Conduct is to deter wrongdoing, to promote honest and ethical conduct, including ethical handling of actual and apparent conflicts of interest, to promote full, fair, accurate, timely and understandable disclosure in public reports, to promote compliance with laws, rules and regulations, to promote prompt internal reporting of violations of this Code of Conduct and to provide for accountability for adherence to this Code of Conduct.  It is not practical to cover in this Code of Conduct all possible situations with which you may be confronted.  You must always make the choice of honesty to avoid even the slightest appearance of impropriety.  Violations of the Code of Conduct may result in suspension, written warning, probation, and/or discharge, depending on the degree of severity of the violation.  You also should be aware that criminal law covers a wide array of personal and business conduct, especially as related to financial institutions, and is designed to punish violators by fines and imprisonment.

Definitions

Immediate Family.  “Immediate family” includes an Officer’s or Employee’s spouse, parents, children, stepchildren, brothers, sisters, mother-in-law, father-in-law, grandparents, great-grandparents, grandchildren, great-grandchildren, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law, aunts, uncles, nieces, nephews, first cousins, and the respective spouses of any of them not otherwise included.  In addition, any other relative, whether by blood or marriage living in the same household with an Officer or Employee, is considered a member of the immediate family.

Thing of Value or Anything of Value.  A “thing of value” and “anything of value” are broad terms and include, but are not limited to, receiving credit at a favorable rate, receiving any type of property or any interest in property, using another’s property for your own purposes, and receiving any tangible or intangible personal property, real property, or interest therein, or cash or securities.  Receiving, soliciting, or obtaining a thing of value, or being offered a thing of value may be deemed a violation of this Code of Conduct whether done or received directly or indirectly.

Own or control.  A person will be deemed to “own or control” an institution if that person has the power to vote 25 % or more of the voting shares of an institution (or 10 % of the voting shares if no other person has more shares) or the ability to direct the management or policies of the institution.

Confidentiality

We owe a duty of confidentiality to our residents and to our Company.  Confidential information may include information about the Company, its management, prospects, strategic plan, processes, financial condition and operations.  Confidential information may also include information about our residents, including information about their financial situations, personal relationships, family or marital status,

employment relationships, among other things.   Confidential information regarding MAA, its business and/or its residents acquired during employment must never be discussed outside the necessary course of the corporation’s business, and even within the corporation, should be shared only with those who have a legitimate business need to know. Under no circumstances should such information be disclosed to unauthorized persons.

Confidential information which an Officer or Employee knows as a result of his/her position with the corporation must not be used for personal gain or for the personal gain of others, or for any other improper purpose. Neither an Officer nor Employee nor a member of his/her immediate family should ever make changes in personal investments on the basis of such information. Similarly, this type of information must never form the basis of investment advice to others.  Even when confidential information finally is made public, a minimum of two (2) business days should elapse before any financial transactions based on the information should be conducted to assure that full public dissemination has been achieved.  All Officers who are “Insiders” as defined in the corporation’s Insider Trading Policy shall follow such Insider Trading Policy without exception.

Information Sharing

MAA recognizes and respects the expectations of residents regarding the use of personal information and provides information to residents on how information about them is used and protected.  MAA does not sell resident information to anyone and does not disclose information to nonaffiliated third parties outside the statutory exceptions.  When we offer products or services provided by third parties, we will control the resident information that is used to make the offers.  MAA will not disclose medical information provided by a resident for a specific purpose unless authorized by the resident.

If resident information is ever provided to parties outside the Company for marketing purposes, MAA will obligate such parties to adhere to MAA’s policy that provides for keeping such information confidential and informs them that it is against the law to disclose such information for any purpose other than that for which it was originally provided.  If MAA ever obtains personal information from another organization, this information will also be subject to the same limits on use and disclosure.

An Officer or Employee may not provide resident information to third parties for marketing purposes or enter into any agreement with a nonaffiliated third party that involves the disclosure of resident information without the prior approval of MAA’s Chief Executive Officer, Chief Operating Officer or Chief Financial Officer.

Records, Candor and Compliance

The accuracy and completeness of accounting entries and classifications must be strictly maintained. All entries must truly reflect the transactions they record and must be made in such a manner that their nature is clearly discernible to management and to the auditors. Senior management needs to be informed at all times of matters pertinent to the corporation’s position and operations, regardless of how sensitive or potentially embarrassing the subject may be. Concealment of information from management will not  be tolerated, and there shall be no concealment of information from either independent or internal auditors, nor from legal counsel.

Officers and Employees shall use their respective best efforts to cause the corporation and its subsidiaries to at all times comply with generally accepted accounting principles, maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded and maintain a system of internal and disclosure controls that will provide reasonable assurances to management that material information is made known to management in a timely basis, particularly during periods in which periodic public reports are being prepared.

The activities of the corporation must always be in full compliance with applicable laws and regulations. Occasionally, laws and regulations may appear to be ambiguous and difficult to interpret and Officers and Employees should be extremely careful to avoid activities that might be interpreted as practicing law.

In such instances, advice of counsel should be sought to assure compliance with this policy of strict observance of all laws and regulations.

Conflicts of Interest

Generally

No Officer or Employee may act on behalf of the corporation in any material transaction with respect to which the Officer or Employee or any person or organization with whom he/she or a member of his/her immediate family has a significant direct or indirect connection or financial interest (a “Conflict of Interest Transaction”). In any closely held enterprise, even a modest financial interest would be viewed as significant.  No Officer or Employee shall enter into, or directly or indirectly participate, financially or otherwise, in any Conflict of Interest Transaction unless, in the case of an Employee, such participation shall have been approved by the principal executive officer of the functional area within the corporation in which such Employee works and, in the case of an Officer, by two-thirds of the disinterested members of the Board of Directors of the entity for which the Officer holds office.  In addition, the corporation may not be used to incur special treatment for any Officer or Employee such as opening of charge accounts in the corporation’s name to obtain a discount.

Sale of Company Property to Officers or Employees

There should be sensitivity to possible criticism of the corporation, Officers, or Employees on the grounds of self-dealing for personal advantage. For this reason, no Officer or Employee may purchase any property directly or indirectly from the corporation or its subsidiaries or affiliates except when that property has been authorized for such sale by the Chief Executive Officer or Chief Financial Officer. The Chief Executive Officer and Chief Financial Officer will be responsible for ascertaining, or establishing procedures or standards for ensuring, a fair price which shall be no less than which would be paid by a willing buyer who is not affiliated with the corporation.

It is contrary to MAA’s policy and intent to encourage or permit either directly or indirectly the payment of corporation funds or use of corporation property to secure favored business treatment for the corporation or its subsidiaries.

Sale/Disposition of Company Property to Third Parties

Special care must be taken to avoid the appearance of favoritism in selling or otherwise disposing of corporation property to individuals or businesses not related to the corporation. The sale or donation of any asset having a market value of between $1,000 and $10,000 must be approved by the Chief Executive Officer or the Chief Financial Officer or the Board of Directors, if the donee or purchaser is related to the Chief Executive Officer or Chief Financial Officer. All cash donations by the Company shall be to the Company’s captive charity, Open Arms Foundation, unless otherwise approved by the  Chief Executive Officer.  The acceptance of any gratuity or fee for such placement is expressly prohibited. The sale of the Company’s business assets, including real estate, should at all times be in accordance with policies adopted from time to time by the Board of Directors and should be approved by the Board where appropriate or required by such policies.

Gifts, Fees, and Entertainment to or from Lenders, Suppliers or Other Vendors

It is the general policy of MAA to strictly forbid, except to the extent otherwise provided in this Code of Conduct, all Officers and Employees from accepting any amount of cash from any person who is not an immediate family member other than remuneration for services to the Company or its subsidiaries.  In addition, MAA requires all Officers and Employees to obtain prior approval before accepting a thing of value worth more than $100.  Further, all Officers and Employees are strictly forbidden from offering or accepting a thing of value, regardless of its value, to or from anyone intending to influence or be influenced or to reward or be rewarded in connection with any business or transaction of MAA, either before, during, or after a transaction.  Any combination or effort to avoid compliance with this rule by dividing gifts or making gifts to various Officers or Employees is a violation of this Code of Conduct.  If the value received from the same person on any one occasion is less than $100 per Officer or Employee, and no influence or reward in connection with any business or transaction with MAA is involved, then no prior approval from the Chief Executive Officer or Chief Financial Officer is required.  If the total value received on any one occasion or cumulative over a short period (approximately 90 days or less) is $100 or more, it must be approved by the Chief Executive Officer or Chief Financial Officer.

If an Officer or Employee or a member of such person’s immediate family is offered or receives a thing of value from a resident beyond what is authorized in this Code of Conduct, the Officer or Employee must disclose that fact to the Chief Executive Officer or Chief Financial Officer, which will keep contemporaneous written reports of such disclosures and will review the disclosure to determine whether the thing of value offered or received poses a threat of undue influence on the Officer or Employee or to the integrity of MAA.

There are certain limited circumstances in which the acceptance by an Officer or Employee of a thing of value is permitted:

1.

Acceptance of gifts, gratuities, amenities, or favors based on obvious family or personal relationships (such as those between an Officer or Employee and his/her immediate family) where the circumstances make it clear that it is those relationships, rather than the business of MAA, which are the motivating factors;

2.

Acceptance of meals, refreshments, entertainment, accommodations, or travel arrangements, all for a reasonable value and the purpose of which is to hold bona fide business discussions or to foster better business relations, provided that the expense would be paid for by MAA as a reasonable business expense if not paid for by another party;

3.

Acceptance of loans from banks or financial institutions on customary terms (measured against third-party customers with like credit and collateral) to finance proper and usual activities of Officers and Employees, such as home mortgage loans, except where prohibited by law;

4.	Acceptance of advertising or promotional material of reasonable value, such as pens, pencils, note pads, key chains, calendars, and similar items;

5.	Acceptance of discounts or rebates on merchandise or services that do not exceed those available to the public generally;

6.	Acceptance of gifts of reasonable value that are related to commonly recognized events or occasions, such as a promotion, new job, wedding, retirement, holiday, or birthday; or

7.	Acceptance of civic, charitable, educational, or religious organization awards for recognition of service and accomplishment.

Receipt of cash gifts is strictly forbidden except from family members as specified above.

Any gift must meet all standards of ethical business conduct and must involve no element of concealment.

Bequests from Customers

Officers, Employees, or members of their immediate families must not accept, directly or indirectly, any bequest or legacy from an MAA resident except where such resident is a member of the Officer’s or Employee’s immediate family.  If an Officer or Employee learns of such a legacy in a resident’s will, he or she should report all pertinent facts to the Chief Executive Officer.

Waiver of Conflict of Interest Policies

Any waiver of the foregoing policies must be unanimously approved by all members of the Board of Directors of the Company who have no direct or indirect interest in the transaction with respect to which the waiver is requested.  The Board of Directors is advised to obtain the advice of counsel with respect to any such waiver.  Any waiver shall be publicly reported in accordance with the rules of the Securities and Exchange Commission.

Competition

An Officer or Employee must avoid situations where he or she is or may appear to be in direct or indirect competition with MAA.  The following are examples of the types of activities which are considered to be in this category:

1.	Using one’s position to prevent or hinder MAA from lawfully competing with others.

2.	Using MAA’s personnel, facilities, or funds for the pursuit of an unauthorized commercial or financial activity.

3.	Owning multifamily residential real property and/or providing any other service which MAA renders to its residents, other than to members of the Officer’s or Employee’s immediate family.

4.	Diverting business or personnel from MAA.

5.	Taking personal advantage, to the exclusion of MAA, of any business or corporate opportunity related in any respect to MAA’s business.

6.	Otherwise improperly profiting, directly or indirectly, at MAA’s expense.

Personal Investments and Finances

An Officer or Employee and his/her immediate family are free to invest in stocks and other securities at their own discretion, but should avoid clearly speculative transactions, excessive borrowing, and specific situations which might influence his/her judgments or actions on behalf of the corporation.

An Officer or Employee and his/her immediate family should borrow only from banks or other financial institutions which regularly lend money to individuals, and they should not accept favored treatment of any kind. Borrowing from other individuals (except relatives) or organizations is discouraged.

Ownership of Mid-America Apartment Communities, Inc. Stock

Sharing in the ownership of MAA through acquisition of stock is, of course, encouraged. There are, however, certain precautions to be observed. An Officer or Employee may be considered to be an “insider” and it is assumed he/she may have advance information about favorable or unfavorable events which could affect the price of MAA stock. If an Officer or Employee profits (or gives any impressions of profiting) by using “insider” information before it has been generally disseminated, penalties may incur for himself/herself and cause embarrassment to the corporation. Therefore, all transactions in the Company’s stock must be made in accordance with the Company’s Insider Trading Policy.  The same restrictions hold for any friends and immediate family members who must fully comply with the Company’s Insider Trading Policy.  Accounts held in a street name are also subject to the Company’s Insider Trading Policy.

Outside Activities and Employment

Officers and Employees are encouraged to participate in outside civic, public service, and other non-profit organizations as a Trustee, Director, or Volunteer.  However, before accepting a position as a director or officer of a corporation organized for profit, or becoming a member of a business proprietorship or partnership, an Officer or Employee must secure prior approval of the Chief Executive Officer or Chief Financial Officer.  Any such positions must not interfere with the Officer’s or Employee’s duties or responsibilities to MAA.

Each Officer and Employee is expected to devote his/her full time, ability, and loyalty to MAA’s interests during regular hours of employment and for whatever additional time properly may be required.  While employed by MAA, an Officer or Employee may not work for any other REIT or other real estate company.  Officers are not permitted to engage in any other employment for salary, wages, commission, or profit or serve as Executor, Trustee, Guardian, Administrator, or Attorney-in-Fact for an individual who is not a member of the Officer’s immediate family, as defined herein, without full disclosure and prior written approval by the Vice President of Human Resources, with a copy being placed in his/her personnel file.

Officers and Employees must be careful to maintain MAA’s standards of professionalism and integrity while engaged in the performance of their duties for the Company, any outside employment, and any other civic or service activities.

Dishonest Acts

Federal and state statutes contain a number of criminal laws applicable to Officers and Employees of all corporations.  These laws make any of the following a criminal offense punishable by imprisonment or a fine or both:

1.	Soliciting or demanding for the benefit of any person, or accepting or agreeing to accept a thing of value intending to be influenced or rewarded in connection with any business or transaction of MAA;

2.	Making or consenting to the making of any corporate political contribution;

3.

Theft, embezzlement, abstraction, purloining, or willful misapplication of money, funds, credit, and/or property of MAA, or any money, funds, assets, or securities entrusted to the custody or care of MAA or of the Officer or Employee, which may include using MAA’s assets, credit, facilities, or personnel for one’s own personal benefit, and may include the reckless disregard of MAA’s interests in any transaction;

4.

Issuing, putting forth, or assigning a certificate of deposit, draft, order, or bill of exchange, acceptance, note, debenture, bond, or other obligation, or mortgage, judgment, or decree, or fictitiously borrowing or soliciting, obtaining, or receiving money for MAA not in good faith, intended to become the property of MAA, with intent to defraud or injure MAA or any person, company, corporation, or other entity, or to deceive an Officer of MAA or an agent appointed to examine the affairs of MAA;

5.

Knowingly making, permitting to be made, or inviting reliance on a false statement or certificate, or causing to be made any false entry in the books of MAA, or concealing or permitting to be concealed by any means or manner the true and correct entries of MAA or its true and correct transactions;

6.	Engaging in mail fraud, fraud by wire, radio, or television, or bank fraud;

7.	Engaging in money laundering; and/or

8.	Failing to report to the appropriate authorities the commission of any of the above acts or any criminal act prohibited by applicable federal or state statutes by MAA’s Officers and/or Employees.

If any Officer or Employee is known or reasonably suspected to have committed a dishonest or fraudulent act, such act should be reported immediately to the Company’s Board of Directors and Audit Committee.  The Company has adopted a procedure by which acts may be anonymously reported.  Officers who become aware, or reasonably suspect, that another Officer has committed a dishonest or fraudulent act in the course of his/her employment should immediately report that act or suspicion to the Chief Executive Officer.  Federal criminal law provides that “. . .whoever, knowing that an offense [breach of federal criminal law]. . .has been committed, receives, relieves, comforts, or assists the offender in order to hinder or prevent his apprehension, trial, or punishment is an accessory after the fact.”  An accessory after the fact is subject to fines and imprisonment as provided by law.  Further, one who knows of the commission of a felony and fails to report might be guilty of a felony and subject to punishment.  In addition, the Officer or Employee may be held personally liable for damages resulting to MAA.

Political Activity

Federal and state laws prohibit the corporation or its subsidiaries from contributing corporate funds or property for political campaign contributions, whether local, state, or federal.  This covers not only direct contributions but also indirect support of candidates or political parties by practices such as the purchase of tickets for dinners or other fund raising events, the loan of Officers or Employees for time so dedicated (i.e., normal working hours) to political parties or committees, and the furnishing of transportation, printing, or duplicating services or other types of services to the campaign. Questions as to the propriety of any action that may involve a political campaign should be discussed with the Chief Executive Officer or Chief Financial Officer before any steps are taken that may involve any Officer, Employee, or the corporation.

As individuals, we all share the responsibilities of citizenship and should take an active interest in political and governmental process. In addition to voting, such interest may be evidenced in a variety of ways:  personal contributions to a candidate or party, volunteer work in a campaign, or efforts directed toward a particular referendum.

Such participation in political and civic activities is encouraged, but it must be on the basis of participation as an individual and not as a representative of the corporation. Participation by Officers and Employees in any political campaign must be undertaken in off-duty hours and at their own expense without any use whatsoever of MAA’s facilities or equipment.  Further, such activity must be limited so as not to interfere with MAA’s expectations of the Officer or Employee relative to his/her job performance.

If an Officer or Employee wants to run for a national, state, or local public office, or accept appointment to a government office, he/she must receive approval in writing by a member of the Chief Executive Officer or Chief Financial Officer. To avoid any interpretation of political sponsorship or endorsement by the corporation, neither the corporation’s name nor its address may be used on any material mailed or published, or in any solicitations, nor may the corporation be identified in any political advertisement or literature.

Compliance with and Implementation of Code of Conduct

All Officers and Employees are required to read, understand and refer to this Code of Conduct.  Compliance with the conduct policies set forth in this Code is required of all personnel.  Enforcement is the direct responsibility of every supervisor.  Managers and supervisors may be sanctioned for failure to adequately instruct their subordinates or for failing to detect non-compliance with applicable policies and legal requirements where reasonable diligence on the part of the manager or supervisor would have led to the discovery of any problems or violations and given the corporation the opportunity to correct them earlier.

If an Officer or Employee is approached by anyone inside or outside of the corporation with a request to do something he or she recognizes to be illegal or unethical, the Officer or Employee should refuse.  He or she should tell the person making the request that such conduct is contrary to the corporation’s policy and then report the incident to the Officer’s or Employee’s supervisor.  No supervisor may direct a subordinate to violate this Code of Conduct.

Officers and Employees should immediately disassociate themselves from taking part in any discussions, activities, or other situations that they recognize to be potentially illegal or unethical.

If an Officer or Employee becomes aware of any illegal or unethical conduct or behavior in violation of the Code of Conduct by anyone working for or on behalf of the corporation, he or she should report it promptly, fully and objectively to the Vice President of Human Resources.  The corporation will attempt to treat such reports confidentially and to protect the identity of the person who has made the request to the maximum extent and as may be permitted under applicable law.  All reports will be investigated.  Upon receipt of credible reports of suspected violations or irregularities, the Vice President of Human Resources shall see that corrective action takes place appropriately.

Conclusion

While this Code of Conduct is not exhaustive, it is specific enough to deter illegal acts and promote ethical, just and fair conduct.  Adherence to the Code of Conduct by all Officers and Employees is mandatory and will ensure the maintenance of the high ethical standards toward which MAA strives.  From time to time, all of us will be confronted with situations not clearly covered by this Code of Conduct.  When these matters arise, it is suggested that Officers consult with the Chief Executive Officer or Chief Financial Officer and Employees consult with their supervisor or a member of the Chief Executive Officer or Chief Financial Officer.